APPENDICES

All documents included here in the appendix are also available for download online at https://portofskamania.org/wrbiomass/more-information/

A. **Site plan and site map**

B. **Pictures of gasifier system**

C. **Financial pro forma**

D. **LLC Operating Agreement**

E. **Admissions Agreement**

APPENDIX A: SITE MAP & SITE PLAN

Trout Creek Field at the Wind River Business Park


Trout Creek Pond


Heat Customer Area
Biomass Area
Access Road
Access Road
Google earth

APPENDIX B: PICTURES OF GASIFIER SYSTEM

Chiptec P-20 gasifier/burner system




12.000 dry tons of Waste Wood annually
Forest & Mill residuals
Sorted
Processor
Chipper
Urban Wood chips
Hopper
Gasifier
Burner
ORC Generator
FIREWOOD
Cord wood for residential heating
500 cords per year
Campfire wood for campgrounds
32,000 bundles per year
BIOCHAR
Charcoal for agricultural use
1,580 tons per year
HEAT
For Biomass Plant and Business Park customers
30,000 Million BTU per year
ELECTRICITY
For Business Park or the Grid
3,960,000 kW per year
We produce valuable energy products for home, recreation, agriculture, and business use, AND
provide 10 new jobs and many indirect jobs in our communities.

APPENDIX C: FINANCIAL PRO FORMA

Wind River Biomass Utility

Stabilized Year

Item				Total	
Revenue					
Electricity					
ORC power output	470	kWh			
Daily operation	24	hours			
Annual operation (10% down time)	330	days			
Power produced	3,722,000	kWh per year			
Electricity price	$0.07	per kWh			
		Subtotal:		$ 260,540	14%
Biochar					
Biochar	0.15	tons per hour			
Daily operation	24	hours			
Annual operation	330	days			
Ton per year	1,188	tons per year			
Retail biochar price	$ 3,000	per ton	0%	of sales initially	
Wholesale biochar price	$ 600	per ton	100%	of sales	
		Subtotal:		$ 712,800	39%
Heat					
Heat produced	40,000	MMBtu per year			
Heat price	$ 11.00	per MMBtu			
		Subtotal:		$ 440,000	24%
Firewood					
Bundles (1 cubic foot)	128000	Bundles per year			
	2.75	$ per bundle	Total $	$ 352,000	
Half cords on pallet	100	1/2 cords per year			
	125	$ per half cord	Total $	$ 12,500	
Full cords	200	Cords per year			
	200	$ per cord	Total $	$ 40,000	
		Subtotal:		$ 404,500	22%
Revenue, Total				**$ 1,817,840**	

Proposed System Operating and Maintenance Cost				
Biomass Cost				
Wood use for boiler	10,000	BDTs per year		
Wood use for firewood	2,000	BDTs per year		
Wood cost	$ 40	per BDT		
		Subtotal:		$ 480,000
Electricity to Facility (Purchased)				
Total electrical consumption	250,000	kWh		
Total electrical use charge	$ 0.08	/kWh		
Total electrical demand charge	$ -	per year		
		Subtotal:		$ 20,000
Fuel for Rolling Stock				
Total propane fuel consumption	6	gal/hr		
Fuel cost	$ 2.00	/gal		
Rolling stock operating time	8	hrs/day		
		Subtotal:		$ 31,680
New Biomass System Fuel Cost, Total				**$ 531,680**

Ash Disposal						
Ash container removal		50	intervals			
Labor for ash container removal	$	200	per interval			
Ash disposal fee	$	200	per interval			
				Subtotal:	$	20,000
Weekly Maintenance						
Weekly boiler checklist		40	weeks			
Labor cost	$	400	per week			
				Subtotal:	$	16,000
Monthly Maintenance						
Monthly boiler checklist		12	months			
Labor cost	$	600	per month			
Boiler water treatment	$	200	per month			
				Subtotal:	$	9,600
Remote Monitoring						
Remote Monitoring		12	months per year			
Static IP and Internet connection	$	60	per month			
				Subtotal:	$	720
Wood Fuel Handling & Delivery						
Handling and transportation		12,000	tons per year			
Tons per delivery container		25	tons per load			
Fuel deliveries needed		480	loads per year			
Cost to weigh and unload container	$	50	per load			
				Subtotal:	$	24,000.00
Replacement Reserves						
Annual repairs/reserves budget		2.0%	of Project Cost			
				Subtotal:	$	62,740
Maintenance Parts and Labor, Total					**$**	**133,060**
Employee Wages						
Employees		10	People			
Annual Salary	$	45,000	per year (start up)			
				Subtotal:	$	450,000
Administration						
Legal	$	10,000	per year			
Accounting	$	5,000	per year			
Insurance		0.40%	of Project Cost			
				Subtotal:	$	27,548
Total Proposed Costs					**$**	**1,142,288**
Gross Profit					**$**	**675,552**

APPENDIX D: LLC OPERATING AGREEMENT

AMENDED AND RESTATED OPERATING AGREEMENT

OF

WIND RIVER BIOMASS UTILITY, LLC

This Amended and Restated Operating Agreement is entered into and shall be effective as of October 6, 2015, by and among the Company and the Persons identified as Members, who are initially Paul Spencer, Robert Sourek, Tom Linde, and Norman Ward. This Agreement amends and restates in its entirety any operating agreement previously adopted by the Company.

ARTICLE 1

DEFINITIONS

The capitalized terms used in this Agreement shall have the meanings specified in the attached Exhibit 1 unless expressly provided otherwise in this Agreement.

ARTICLE 2

ORGANIZATION OF COMPANY

2.1 Organization. By executing and filing the Articles on May 10, 2012, Paul Spencer, as organizer, created the Company pursuant to the Act. The Members hereby provide for the management of the affairs of the Company.

2.2 Nature of Business. The principal purpose of the business is the development, manufacture, marketing, and sales of woody-biomass-based thermal and electrical power, plus wood-based byproducts of the power-generation process. The Company may engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business, provided such business is incidental to or in furtherance of the above purpose. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business.

2.3 Defects as to Formalities. No failure to observe formalities or requirements that they have established for the Company and that are not required under the Act shall be grounds for third parties to impose personal liability on the Members for the liabilities or obligations of the Company.

2.4 No Partnership Intended for Nontax Purposes. The Company was formed under the Act, and the Members expressly do not intend to form a partnership under either the Washington Uniform Partnership Act or the Washington Uniform Limited Partnership Act or a corporation under the Washington Business Corporation Act. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member or Transferee, by word or action, represents to another that the Member or Transferee or any other Member is a partner or that the Company is a partnership, the Person making such wrongful representation shall be liable to any Person who incurs personal liability by reason of such wrongful representation.

2.5 Rights of Creditors and Third Parties. This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assigns. The Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under the Agreement or any agreement between the Company and any Member with respect to any Contribution or otherwise.

2.6 Title to Property. All Company Property shall be owned by the Company as an entity and no Member shall have any ownership interest in such Property in the Member's individual name, and each Member's interest in the Company shall be personal property for all purposes. Except as otherwise provided in this Agreement, the Company shall hold all Company Property in the name of the Company and not in the name or names of any Member or Members.

2.7 Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be Transferred or encumbered for, or in payment of, any individual obligation of any Member unless otherwise provided for herein.

ARTICLE 3

MEMBERS

3.0 Current Members. As of the date this Agreement is adopted, the Members and the Membership Interest Units of each, are as follows:

Member	Membership Units	% Ownership
Paul Spencer	19,000	25
Robert Sourek	19,000	25
Tom Linde	19,000	25
Norman Ward	19,000	25

3.1 Membership Units.

(a) A Person becomes a Member upon agreeing to become a Member and complying with the terms and conditions of the Company's then-current operating agreement, including making any Contribution the Person agreed to make in return for the Person's Membership Interest, including cash or services as determined by the Company. The foregoing provisions of this Section 3.1(a) shall not affect the enforcement or compromise provisions relating to Contributions as provided in Article 6.

(b) Membership Units relating to any class of Membership Interest shall be uncertificated securities, and the transferability of Membership Units or the Economic Rights or Management Rights associated with the Membership Units shall be subject to the limitations of this Agreement.

(c) Membership Units may be held in beneficiary form pursuant to the Uniform TOD Securities Registration Act of any state.

(d) If any Member holds a Membership Interest in the capacity of a trustee of a trust, and the trust is not a business trust, the grantor of the trust, or the grantor's spouse, is the primary beneficiary of the trust during the life of the grantor and the grantor is living at the time the trustee of the trust becomes a Member, the following rules shall apply:

(1) The death of the grantor (or if there are multiple grantors, the death of the last of the grantor) shall constitute a death of the Member for purposes of this Agreement;

(2) If Section 3.1(d)(1) is operative, all references in this Agreement to the personal representative of the estate of the deceased Member shall mean, with respect to the trust, the trustee (or successor trustee, if applicable) of such trust; and

(3) It is the intent of the Members that the trust be treated in the same manner as an individual Member with respect to those provisions of this Agreement that are operative upon the death of the Member and the applicable provisions of this Agreement shall be construed accordingly.

(e) Membership Units or portions thereof may be held in any form of co-ownership permitted under Washington law provided the following shall apply:

(1) The co-owners of any interest in the Management Rights of a Membership Interest shall submit the name of the co-owner who shall be designated, if acceptable to the Company, as the co-owner's representative (the "Designated Representative") to vote or act for or on behalf of such co-owners on any matter relating to the co-owned interest, to receive notice on behalf of all such co-owners and exercise any other Management Right relating to such Membership Interest and the signature or consent of such Person shall be sufficient to bind the other co-owners. The Designated

Representative may be changed upon the agreement of all of the co-owners of the interest and the consent of the Company.

(2) Any obligations arising out of the Membership Units held by co-owners shall be joint and several as to the co-owners of such Membership Interest.

(3) Any Cessation as to any co-owner of a Membership Interest shall constitute a Cessation as to the Membership Interest in which the co-owner held an interest.

(4) Except as otherwise provided by court decree or settlement, upon a dissolution of marriage of co-owners, the interest of such co-owners shall be divided equally between the co-owners and each former spouse shall be a Member or Transferee (as the case may be) to the extent of one-half of the previously co-owned interest, but such action shall not constitute a Transfer requiring consent or limiting the rights being divided.

3.2 Membership Classes; Maximum Units. The Company shall issue only one class of Membership Units for the consideration agreed upon by Members. The maximum number of Membership Units the Company is authorized to issue is 100,000.

3.3 Authority to Act. No Member shall have the power or authority to bind the Company unless the Member has been authorized to act as an agent of the Company in accordance with this Agreement.

3.4 Limitation of Liability. Each Member's liability shall be limited as set forth in this Agreement, the Act, and other applicable law. Except as otherwise provided by law and this Agreement, a Member will not be personally liable, merely as a Member, for any debts or losses of the Company beyond the Member's respective Contributions and any agreement to make contribution(s) of the Member under Article 6 to make Contributions.

3.5 Indemnification. The Company shall indemnify any Member for all costs, losses, liabilities, and damages paid or accrued by such Member, and advance expenses incurred by the Member, in connection with the business of the Company, after the Effective Date, to the fullest extent provided or allowed by the laws of Washington; except that this provision shall not eliminate or limit a Member's liability for:

(a) Any breach of a Member's duty of loyalty to the Company or its Members as described in this Agreement;

(b) Acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

(c) Any unlawful distribution under the Act;

(d) Any transaction from which the Member derives an improper personal benefit; or

(e) Any action taken by a Member without authority as limited by Section 3.3.

3.6 Member Management Rights. All Members shall be entitled to vote on or consent to any matter raised by, or submitted to, a vote or for the consent of the Members, including those matters reserved to the Members by the Act, Articles, or this Agreement.

(a) The actions described in the attached Exhibit 3.6(a) require the consent of a Majority of the Members;

(b) The actions described in the attached Exhibit 3.6(b) require the consent of a Super Majority of the Members; and

(c) The actions described in the attached Exhibit 3.6(c) require the consent of all of the Members.

3.7 Actions of Members.

(a) Call for Meetings. Regular meetings of the Members may be scheduled and held as deemed appropriate by the Members provided reasonable notice

is provided to all Members. Such regular meetings may address any matter that may come before the Members. Special meetings of the Members may be called by any Member. Business transacted at any special meeting need not be confined to the purposes stated in the notice of the special meeting.

(b) Place of Meetings. The Members may designate any place, within the Stevenson/Carson area, as the location for any meeting of the Members. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the Company in Washington. Notwithstanding the foregoing, the Members may agree to a meeting at any place, either within or outside of Washington.

(c) Notice of Special Meetings. Except as provided in Section 3.7(d) below, written notice stating the place, day, and hour of any special meeting and the purpose or purposes for which the meeting is called shall be delivered not less than seven nor more than 30 days before the date of the meeting by or at the direction of the Person calling the meeting, to each Member. As used in this section, written notice includes email notifications delivered to a Member at the Member's email address on file with the Company

(d) Meeting of All Members. If all of the Members meet and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and lawful action may be taken.

(e) Record Date. For the purpose of determining the Members for any purpose, the date on which any required notice is first transmitted to a Member shall be the record date for such determination of the Members.

(f) Quorum. Members, represented in person or by proxy, with aggregate Voting Ratios in excess of 50% shall constitute a quorum at any meeting of the Members. In the absence of a quorum at any such meeting, the Members so represented may adjourn the meeting from time to time for a period not to exceed 60 days without further notice. However, if the adjournment is for more than 60 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record. At such adjourned meeting at which a quorum shall

be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the departure during such meeting of Members whose absence would cause less than a quorum to remain. In the event an action requires the consent of the remaining Members or some portion thereof, the foregoing quorum rules of this Section 3.7(f) shall be applied by substituting "remaining Members" for "Members" therein.

(g) Manner of Acting. If a quorum is present, a Majority of the Members shall act for the Members, unless the vote of a different proportion or number is otherwise required by the Act, the Articles, or this Agreement. Unless otherwise expressly provided herein or required under applicable law, Members who have an interest in the outcome of any particular matter upon which the Members vote or consent may vote or consent upon any such matter and their vote or consent, as the case may be, shall be counted in the determination of whether the requisite matter was approved by the Members. In the event an action requires the consent of the remaining Members or some portion thereof, the foregoing rules of this Section 3.7(g) shall be applied by substituting "remaining Members" for "Members" therein.

(h) Proxies. At all meetings of the Members, a Member may vote in person or by a proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Company before or at the time of the meeting and may be of any duration and scope except that a Member who shall appear in person at a meeting shall void any outstanding proxy for so long as such Member is in attendance. A proxy without limits contained therein shall be deemed to be an unlimited proxy.

(i) Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by all of the Members and delivered to the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section 3.7(i) is effective when the necessary Members have

signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent. As used in this section, written consent includes email communication of a Member if it unequivocally indicates the Member's consent to the proposed action.

(j) Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

(k) Telephonic or Electronic Meetings. With respect to a particular meeting or generally with respect to future meetings, any or all Members may participate in the meeting by, or may permit the conduct of the meeting through, use of any means of communication by which all Members participating may simultaneously hear each other; such as via Skype or GoToMeeting or other means of facilitating communication; provided the notice of such a meeting shall state that the Members may participate in such a fashion and describe how any Member may notify the Company of the Member's desire to be included in the meeting. A Member participating in such a meeting is deemed to be present in person at such meeting.

3.9 Reimbursement and Compensation. The Members shall be reimbursed by the Company for reasonable, substantiated, out-of-pocket expenses incurred by the Members in connection with the Company's business, including expenses incurred in the Company's organization. In addition, the Members who perform services to the Company, other than as a Contribution, shall be entitled to such compensation and benefits, if any, as set from time to time by the Members, and any such compensation shall be treated as guaranteed payments under Code Section 707(c) or payments made to a nonpartner under Code Section 707(a), whichever is appropriate. However, nothing contained herein shall entitle a Member to continued employment or compensation for any period of time and the Members may request a Member cease performing services and discontinue the payment of any compensation to such Member. Such action shall not be a breach of any

obligation of good faith and fair dealing if it is determined to be in the best interests of the Company using the same standards as would be used in connection with the termination of an at will employee who was not a Member.

3.10 Books, Records, Reports and Information. Each Member shall have the right to receive the reports and information required to be provided by this Agreement. Upon reasonable request, each Member, and the Member's agent and attorney, shall have the right, during ordinary business hours, to inspect and copy, at the requesting Member's expense, the books and records which the Company is required, by the Act and this Agreement, to keep.

ARTICLE 4

MANAGING MEMBER

4.1 Managing Member. Notwithstanding Section 3, the Members may agree among themselves that, except as otherwise provided in this Agreement, the right to manage the day-to-day operations of the Company rests exclusively in the Member or Members selected by the Members as the Managing Member. The Managing Member has all the rights and powers that may be possessed by a manager in a limited liability company with managers pursuant to the Act, and such rights and powers as are otherwise conferred by law or are necessary, advisable, or convenient to the discharge of the Managing Member=s duties under this Agreement and to the management of the business and affairs of the Company. If the Managing Member is more than one Member, all decisions must be made by a majority of the Managing Members. Without limiting the generality of the foregoing, subject to the restrictions set forth in this Agreement, the Managing Member has the following rights and powers (which he, she, or they may exercise at the cost, expense, and risk of the Company):

(1) To expend the funds of the Company in furtherance of the Company=s business;

(2) To perform all acts necessary to fulfill the purposes of the Company, including engaging persons the Managing Member deems advisable to fulfill those purposes; and

(3) To execute, deliver, and perform on behalf of and in the name of the Company, without any other signature, agreements and documents deemed necessary or desirable by the Managing Member to carry out the business of the Company.

4.2 Restriction on Authority of Managing Member. Notwithstanding any other provision of this Agreement, without the prior written approval or consent of the required number of the Members, the Managing Member does not have any authority to do any of the acts referenced in Exhibits 3.6 (a), (b), and (c).

4.3 Duties of the Managing Member. The Managing Member must take all actions that may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of Washington and of each jurisdiction in which such existence is necessary for the company to conduct the business in which it is engaged and for the accomplishment of the Company's purposes, including the preservation and operation of Company assets in accordance with the provisions of this Agreement and applicable laws and regulations.

4.4 Limitation on Liability of Managing Member. The Managing Member has no liability to the Company or to any other Member for any loss suffered by the Company or any Member that arises out of any action or inaction of the Managing Member if the Managing Member, in good faith, determined that such course of conduct was in the best interest of the Company and such course of conduct did not constitute gross negligence or intentionally wrongful misconduct.

ARTICLE 5

CONFLICTS OF INTEREST AND CONFIDENTIAL INFORMATION

5.1 Duty of Loyalty. Each Member shall be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that some of the Members may enter into transactions that are similar to the transactions into which the Company may enter and the Company and each Member waives the right or claim to participate therein.

5.2 Other Self Interest. A Member does not violate a duty or obligation to the Company merely because the conduct furthers the interest of the Member. A Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is approved or ratified as provided for herein.

5.3 Confidential Information. The Members recognize and acknowledge that as Members they will have access to, be provided with, and, in some cases, prepare and create Confidential Information. A Member shall not, either while a Member or subsequent to Cessation, use or disclose any Confidential Information, either personally or for the use of others, other than in connection with the Member's activities on behalf of the Company. Nor shall a Member disclose any Confidential Information to any Person who is not a Member, not employed by the Company, or not authorized by the Company to receive such Confidential Information, without the prior written consent of the Company. Each Member shall use reasonable and prudent care to safeguard and protect and prevent the unauthorized use and disclosure of Confidential Information. The obligations contained in this Section 5.3 shall survive for as long as the Company in its sole judgment considers subject information to be Confidential Information.

ARTICLE 6

CAPITAL CONTRIBUTIONS

6.1 Contributions. Each Member shall contribute or has contributed the consideration described for that Member in this Agreement or the Member's Admission Agreement at the time and on the terms specified therein. If no time for Contribution is specified, the Contributions shall be made upon the Member's signing an Admission Agreement. No interest shall accrue on any Contribution, and no Member shall have the right to withdraw or be repaid any Contribution except as provided in this Agreement. Each Additional Member shall make the Contribution described in the Member's Admission Agreement. The value of the Additional Member's Contribution and the time for making such contribution shall be set forth in the Admission Agreement.

6.2 Additional Contributions.

(a) In addition to the initial Contributions, the Company may determine from time to time that Additional Contributions are needed to enable the Company to conduct its business. Upon making such a determination, the Company shall give written notice to all Members at least 30 Business Days prior to the date on which the Additional Contribution is due. The notice shall set forth the amount of the Additional Contribution needed, the purpose for which the Additional Contribution is needed, and the date by which the Members should contribute.

(b) Each Member shall be entitled to contribute a proportionate share of the Additional Contribution. A Member's proportionate share shall be determined on the basis of the Member's Membership Units. No Member shall be obligated to make the Member's proportionate share of Additional Contributions except as may be required by law. In the event that any one or more Members do not make their Additional Contribution, the other Members shall be given the opportunity to make the Additional Contributions not otherwise made.

6.3 Third Parties. The Company shall not issue, sell or exchange, or agree to issue, sell or exchange (i) any Membership Interest, (ii) any options, warrants of other rights to subscribe for, purchase or otherwise acquire any Membership Interests, (iii) any profit participation or other similar economic

right of the Company, or (iv) any other security of the Company that is convertible into or exchangeable for any Membership Interests of the Company unless, in each case, the Company provides a written notice (the "ROFR Notice") to the Members (for purposes of this Section, each an "ROFR Offeree") that shall (A) state the Company's intention to sell any of the securities described in (i), (ii), (iii), and (iv) above, the amount to be issued, sold or exchanged, the terms of such securities, the purchase price for the membership interest and a summary of the other material terms of the proposed Issuance and (B) offer (an "ROFR Offer") to Issue to each ROFR Offeree such ROFR Offeree's Pro-Rata Proportion of such securities (with respect to each ROFR Offeree, the "Offered Securities") upon the terms and subject to the conditions set forth in the ROFR Notice, which ROFR Offer by its terms shall remain open and irrevocable for a period of 30 days from the date it is delivered by the Company to the ROFR Offerees (and, to the extent the ROFR Offer is accepted during such 30 day period, until the closing of the Issuance contemplated by the ROFR Offer).

(i) Notice of an ROFR Offeree's intention to accept an ROFR Offer, in whole or in part, shall be evidenced in writing signed by such party and delivered to the Company prior to the end of the 30 day period of such ROFR Offer (each, an "ROFR Notice of Acceptance"), setting forth the portion of the Offered Securities that the ROFR Offeree elects to purchase. In the event that an ROFR Notice of Acceptance is not given by any ROFR Offeree in respect of all of the Offered Securities, the other ROFR Offerees shall each have the right and option exercisable for a period of 10 days commencing upon the expiration of the ROFR Offer to purchase the amount of remaining Offered Securities equal to its Pro-Rata Proportion of such securities (treating only the remaining ROFR Offerees as ROFR Offerees for these purposes) or such other amount as may be agreed upon by such ROFR Offerees. In the event that the ROFR Offerees do not elect to purchase all the Offered Securities in accordance with the foregoing, the Company shall have 60 days following the earlier of (A) delivery of the ROFR Notice of Acceptance or the expiration of the 10 day period referred to above, as applicable, or (B) the 30 day period

referred to above, if no ROFR Notice of Acceptance is delivered, to Issue all or any part of such remaining Offered Securities to any other Person(s), but only at a price not less than the price, and on terms no more favorable to the Person(s) than the terms, stated in the ROFR Offer Notice. If the Company does not consummate the Issuance of all or part of the remaining Offered Securities to such other Person(s) within such 60 day period, the right provided hereunder shall be deemed to be revived and such securities shall not be offered unless first re-offered to each ROFR Offeree in accordance with this Section.

(ii) Upon the closing of the Issuance to such other Person(s) (the "Other Buyers") of all or part of the remaining Offered Securities, each ROFR Offeree shall purchase from the Company, and the Company shall Issue to each such ROFR Offeree, the Offered Securities which such ROFR Offeree committed to purchase pursuant to Section 6.3(b)(i), on the terms specified in the ROFR Offer. The purchase by an ROFR Offeree of any Offered Securities is subject in all cases to the execution and delivery by the Company and the ROFR Offeree of a purchase agreement relating to such Offered Securities in form and substance similar in all material respects to the extent applicable to that executed and delivered between the Company and the Other Buyers.

6.4 Loans. Any Member may, with the approval of the Company, lend or advance money to the Company. If any Member shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member shall be repayable out of the Company's cash and shall bear interest at the rate agreed between the Company and the lending Member. No Member shall be obligated to make any loan or advance to the Company, except as provided herein.

ARTICLE 7

PROFITS AND LOSSES

7.1 Income and Loss Determination. The Company's taxable income or loss for each fiscal year will be determined as of the end of the fiscal year by the Company's accountants in accordance with federal income tax accounting principles, consistently applied, using that method of accounting employed in the federal income tax informational return filed by the Company for that fiscal year.

7.2 Allocations of Income and Loss. All items of income, gain, loss, deduction, and credit will be allocated among the Members pro rata in proportion to their respective Membership Units.

7.3 No Right to Demand Return of Capital. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

ARTICLE 8

DISTRIBUTIONS

8.1 Distributions. Distributions will be made to the Members pro rata in proportion to their respective Membership Units at times and in amounts as the Members may deem appropriate or advisable; provided, however, that no distribution may be made to any Member if, after giving effect to the distribution, in the judgment of the Members, either (1) the Company would not be able to pay its debts as they become due in the ordinary course of business, or (2) the fair value of the total assets of the Company would not at least equal its total liabilities.

ARTICLE 9

ADDITIONAL MEMBERS

9.1 Admission. Persons may be added as Additional Members upon terms and conditions approved by the Members. Notwithstanding the foregoing, a Person shall not become an Additional Member unless and until such Person

(a) Becomes a party to this Agreement as a Member by signing an Admission Agreement and executes such documents and instruments as the

Members may reasonably request as may be necessary or appropriate to confirm such Person as a Member in the Company and such Person's agreement to be bound by the terms and conditions hereof;

(b) Provides the Company with evidence satisfactory to counsel for the Company that such Person has made each of the representations and undertaken each of the warranties contained in the Additional Member's Admission Agreement; and

(c) If the Person is not an individual of legal majority, the Person provides the Company with evidence satisfactory to counsel for the Company of the authority of the Person to become a Member and to be bound by the terms and conditions of this Agreement.

9.2 Accounting. No Additional Member shall be entitled to any retroactive allocation of losses, income, or expense deductions incurred by the Company. The Members may at the time an Additional Member is admitted, close the Company books (as though the Company's Fiscal Year had ended) or make pro rata allocations of loss, income, and expense deductions to the Additional Member for that portion of the Company's Fiscal Year in which such Member was admitted, in accordance with the provisions of Code Section 706(d) and the Regulations promulgated thereunder.

ARTICLE 10

TRANSFERS OF UNITS

10.1 Restriction on Transfers. Except as otherwise permitted by this Agreement, no Member or Transferee shall Transfer all or any portion of such Person's Units in the Company. In the event that any Member or Transferee pledges or otherwise encumbers any of such Person's Units in the Company as security for the payment of a debt, any such pledge or hypothecation shall not constitute a Transfer but shall only be made

(a) Pursuant to a pledge or hypothecation agreement that requires the pledgee or secured party to be bound by all of the terms and conditions of this Article 10; and

(b) Upon the consent of the Members.

A Transfer of an ownership interest in a Member or Transferee that is an Entity shall constitute a Transfer of such Entity's Units in the Company.

10.2 Permitted Transfers. Subject to the conditions and restrictions set forth in Sections 10.3 and 10.5 hereof, a Member or Transferee may at any time Transfer all or any portion of such Person's Units in the Company to

(a) Any other Member;

(b) Any member of the transferor's Family;

(c) Any Affiliate of the transferor;

(d) Any purchaser upon the lapse of the options under the right of first refusal contained in Section 10.8; or

(e) Any trustee of a trust described in Section 3.1(d).

10.3 Conditions to Permitted Transfers. A Transfer shall not be treated as a Permitted Transfer under Section 10.2 hereof unless and until the following conditions are satisfied:

(a) Except in the case of a Transfer of a Person's Units in the Company at death or involuntarily by operation of law, the transferor and Transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer and to confirm the agreement of the Transferee to be bound by the provisions of this Agreement. In the case of a Transfer of a Person's Units in the Company at death or involuntarily by operation of law, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. In all cases, the Company shall be

reimbursed by the transferor and/or Transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(b) Except in the case of a Transfer at death or involuntarily by operation of law, the transferor shall furnish to the Company an opinion of counsel, which counsel and opinion shall be satisfactory to the Company, that the Transfer will not cause the Company to terminate for federal income tax purposes or under the Act and that such Transfer will not cause the application of the rules of Code Sections 174(g)(1)(B) and 174(h) (generally referred to as the "tax-exempt entity leasing rules") or similar rules to apply to the Company, Company Property, or the Members.

(c) The transferor and Transferee shall furnish the Company with the Transferee's taxpayer identification number, sufficient information to determine the Transferee's initial tax basis in the interests in the Company being Transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any Transfer until it has received such information.

(d) Except in the case of a Transfer of a Person's Units in the Company at death or involuntarily by operation of law, either

(1) Such a Person's Units in the Company shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or

(2) The transferor shall provide an opinion of counsel, which opinion and counsel shall be satisfactory to the Company, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

(e) Except in the case of a Transfer of a Person's Units in the Company at death or involuntarily by operation of law, the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the other Members, to the effect that such Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940.

10.4 Prohibited Transfers.

(a) Any purported Transfer of a Person's Units in the Company that is not a Permitted Transfer shall be null and void and of no force or effect whatever; provided that, if the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Company, in its sole discretion, elects to recognize a Transfer that is not a Permitted Transfer), the interest Transferred shall be strictly limited to the transferor's Economic Rights with respect to the Transferred Units, with distributions first applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or Transferee may have to the Company.

(b) In the case of a Transfer or attempted Transfer of a Person's Units in the Company that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to, indemnify, and hold harmless the Company and the other Members from all costs, liability, and damage that any of such indemnified Persons may incur (including incremental tax liability and lawyers' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

10.5 Rights and Obligations Arising Out of Transfers.

(a) A Transfer (including a Permitted Transfer) of a Person's interest in the Company to a Person who is not a Member does not itself dissolve the Company or entitle the Transferee to become a Member or exercise any

Management Rights. In the event a Person who is not a Member acquires a Person's Units in the Company but is not admitted as a Substitute Member pursuant to Section 10.6 hereof, the Person shall be entitled only to the Economic Rights with respect to such interests, shall have no right to any information or accounting of the affairs of the Company, and shall not be entitled to inspect the books or records of the Company.

(b) A Transfer (including a Permitted Transfer) of a Member's interest in the Company to a Person who is not a Member shall cause the Member to cease to be a Member in connection with the assigned interest and cease to have the power to exercise any Management Rights associated with the assigned interest, and the Transferee has no liability as a Member solely as a result of the assignment. A Person who assigns an interest in the Company is not released from any liability to the Company solely as a result of the assignment of such Economic Rights.

(c) An assignment of an interest in the Company by a Member (the "Assigning Member") to any other Member (the "Acquiring Member") shall cause the Acquiring Member's Membership Interest to increase to the extent of such assigned interest (including both Economic Rights and Management Rights) and the Assigning Member's Membership Interest to decrease to the extent of the such assigned interest. If a Member acquires an interest in the Company from a Transferee, the Member shall acquire both the Economic Rights with respect to such interest and the Management Rights with respect to such interest, and the Management Rights of the Member from whom the Transferee's interest was obtained shall decrease accordingly. If all of an Assigning Member's Units in the Company are assigned to one or more Acquiring Members, such assignment shall constitute a Cessation of the Assigning Member subject to Article 11 hereof. The Assigning Member shall not be released from liabilities to the Company, including Contribution obligations, but notwithstanding this the Acquiring Member shall be liable for any obligation to make Contributions with respect to the interest in the Company that the Acquiring Member so acquires.

(d) In the event a court of competent jurisdiction charges a Membership Interest with the payment of an unsatisfied amount of a judgment with interest, to the extent so charged the judgment creditor shall be treated as a Transferee.

10.6 Acceptance of Transferee as Substitute Member.

(a) Subject to the other provisions of this Article 10, a Transferee may be admitted to the Company as a Substitute Member, with all of the Management Rights of a Member, to the extent Transferred, only upon satisfaction of all of the conditions set forth below in this Section 10.6(a).

(1) The Members consent to such admission, which consent may be given or withheld in the sole and absolute discretion of the Members, except that in the event of a Permitted Transfer, such consent shall be assumed.

(2) In the case of a Transfer, other than a Permitted Transfer, all of the other Members consent to such admission.

(3) The Transferee shall become a party to this Agreement as a Member by executing such documents and instruments as the Members may reasonably request as may be necessary or appropriate to confirm such Transferee as a Member in the Company and such Transferee's agreement to be bound by the terms and conditions hereof.

(4) The Transferee shall pay or reimburse the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the Transferee as a Member with respect to the Transferred Units.

(5) The Transferee shall provide the Company with evidence satisfactory to counsel for the Company that such Transferee has made each of the representations and undertaken each of the warranties contained in the documents and instruments referred to in Section 10.6(a)(3) above.

(6) If the Transferee is not an individual of legal majority, the Transferee shall provide the Company with evidence satisfactory to counsel for the Company of the authority of the Transferee to become a Member and to be bound by the terms and conditions of this Agreement.

(b) A Transferee who becomes a Substitute Member has, to the extent of the Units assigned, the rights and powers and is subject to the restrictions and liabilities of a Member under the Act, the Articles, and this Agreement, and, to the extent of the Units assigned, is also liable for any obligations of the transferor to make Contributions, but is not obligated for liabilities reasonably unknown to the Transferee at the time the Transferee becomes a Member.

(c) Neither the Member making a Transfer nor any subsequent transferor is released from any liability to the Company by virtue of such Transfer or admission, even if the Transferee becomes a Substitute Member and even if the Member whose Membership Interest is being Transferred ceases to be a Member by virtue of such act. A Member ceases to be a Member when one or more Transferees become Substitute Members with respect to the Member's entire Membership Interest.

10.7 Right of First Option. Each year the Members shall determine a value for the Company. At any time after a Member gives a notice under Section 10.8 or 10.9 of this Agreement, or upon the death of a Member, any Member may purchase the Membership Interest of the Member who gave notice or the deceased Member as follows:

(a) The Member desiring to purchase another Member’s Membership Interest first must provide written notice (the "Notice") to the other Members.

(b) For a period of 30 days after receipt of the Notice, the Purchasing Member has the right, but not the obligation, to acquire all, but not less than all, of the Membership Interest. The price of the Membership Interest shall be determined in relation to the last valuation of the Company approved by the Members (with the initial agreed-upon value set forth in Exhibit 10.7,

attached hereto and by this reference incorporated here). If the Members have not agreed on a value for the Company within 18 months before the occurrence of the event giving rise to the purchase and sale of Membership Interest ("Transfer Event"), the purchase price for the Membership Interest shall be determined by mutual agreement of the selling Member (or his or her Successor) (the "Seller"), and the purchasing Members and/or Company (the "Purchaser"), but if the Seller and Purchasers are unable to agree on a value per share within 30 days after occurrence of the Transfer Event, the value of the Membership Interest shall be determined by the Seller and Purchasers jointly appointing an appraiser qualified in the valuation of closely held businesses. The appraiser shall determine the fair value of the Company as a going concern. If the Purchaser and Seller are unable to agree on an appraiser, each shall select a qualified appraiser, and the opinion of the two appraisers shall be determinative of fair value of the Company. If the two appraisers are unable to agree on the value of the company, they shall appoint a third appraiser, and the opinion of the third appraiser shall be determinative of the value of the Company.

(c) Except as otherwise provided in this Agreement, the purchase price for the Interest shall be paid by certified or cashier's check, at the closing, at the option of the Purchaser(s). All or any part of the unpaid balance of the purchase price may be prepaid without penalty at any time.

(d) The deferred portion of the purchase price for any Interest purchased under this Agreement shall be represented by a promissory note executed by the Purchasers. Each maker shall agree to pay the maker's pro-rata portion of each installment of principal and interest as it becomes due. The note shall provide that, in case of default, at the election of the holder, the entire sum of principal and interest will immediately be due and payable, and that the maker shall pay reasonable attorney fees to the holder in the event of default. The note shall be secured by a pledge of all the Interest being purchased by the transaction to which the note relates. The pledge agreement shall contain such other terms and provisions as may be customary and reasonable. As long as no default occurs in payments on the note, any

Purchaser shall be entitled to vote the pledged Interest. The Purchaser shall expressly waive demand, notice of default, and notice of sale, and shall consent to public or private sale of the Interest in the event of default, and the Seller shall have the right to purchase at the sale.

(e) Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be more than 45 days after expiration of the 30-day notice period. In the event that the sale of the Interest does not close for any reason attributable to the Purchasing Member after giving a Notice under this section, then the Purchasing Member will have no further right to a first option under this Section 10.7.

10.8 Right of First Refusal. Notwithstanding Section 10.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

10.8.1 The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

10.8.2 For a period of 30 days after receipt of the Notice, the Members have the right, but not the obligation, to acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Interest cannot agree among themselves on the allocation of the Interest among them, the allocation will be proportional to the Membership Units of those Members desiring to acquire the Interest.

10.8.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be more than 45 days after expiration of the 30-day notice period.

10.8.4 If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the

Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 7.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must re-offer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period described above, then the provisions of Section 7.2 will again apply to the Interest proposed to be sold or conveyed.

10.9 Deadlock Option. In the event of a Deadlock the following procedure shall apply:

(a) Trigger. Any Member may submit, in writing, the Member's bona fide offer to purchase all of the other Member's Membership Units for the amount set forth in Section 10.7;

(b) Bid and Options. The nonoffering Member shall submit such Member's response, in writing, to the offering Member within 30 days of receiving such offer. The response shall consist of one of the following two options:

(1) That the nonoffering Member accepts the offer to sell the nonoffering Member's Membership Units; in this event, the offering Member shall purchase, and the nonoffering Member shall sell, all the Membership Units owned by the nonoffering Member for the amount set forth in Section 10.7; or

(2) That the nonoffering Member rejects the offer to sell the Member's Membership Interest; in this event, the nonoffering Member shall purchase, and the offering Member shall sell, all of the offering Member's Membership Units for the amount set forth in Section 10.7.

(c) Purchase Terms. The purchase price shall be paid in cash within 45 days after the date the nonoffering Member's response is given. In the event that the purchasing Member fails to pay the purchase price within the 45-day

period set forth herein, the other Member shall be entitled to specific performance of the provisions of this Section 10.9.

(d) Effect of Purchase. Following payment of the purchase price, the selling Member shall cease to be a Member with its attendant rights and liabilities. Upon the tender of the purchase price of the Membership Interest, the selling Member shall execute and deposit the properly endorsed document, instrument, or certificate evidencing the Membership Units with the Company. In the event such document or instrument is not deposited within this time, the Members may cancel the Membership Interest on the books and records of the Company or transfer it to the purchasing Member. All costs and expenses (including attorney fees) incurred by Company or the purchasing Member to enforce compliance with the terms of this Section 10.9 shall be paid by the selling Member.

10.10 Distributions and Allocations re: Transfers. If any Person's interest in the Company is Transferred during any Fiscal Year in compliance with the provisions of this Article 10, Profits, Losses, each item thereof, and all other items attributable to such interest for such Fiscal Year shall be divided and allocated between the transferor and the Transferee by taking into account their varying Units during such Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Members. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the Transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer, provided that, if the Company is given notice of a Transfer at least ten Business Days prior to the Transfer, the Company shall recognize such Transfer as the date of such Transfer, and provided further that, if the Company does not receive a notice stating the date such interest was Transferred and such other information as the Members may reasonably require within 30 days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who,

according to the books and records of the Company, was the owner of the interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the Company nor the Members shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 10.10, whether or not the Members or the Company have knowledge of any Transfer of ownership of any interest.

ARTICLE 11

CESSATION OF A MEMBER

11.1 Cessation. A Person shall cease to be a Member upon the happening of any of the following events with regard to such Member:

(a) The withdrawal of the Member pursuant to Section 11.2;

(b) The expulsion of the Member pursuant to Section 11.3;

(c) The Bankruptcy of the Member filed after the effective date of this Agreement;

(d) In the case of a Member who is a natural person, the death of the Member or the entry of an order by a court of competent jurisdiction adjudicating the Member incompetent to manage the Member's person or estate;

(e) In the case of a Member who is acting as a Member by virtue of being trustee of a trust, the termination of the trust (but not merely the substitution of a new trustee);

(f) In the case of a Member that is a separate Entity other than a corporation, the dissolution and commencement of winding up of the separate Entity;

(g) In the case of a Member that is a corporation, the filing of articles of dissolution or its equivalent for the corporation or the revocation of its charter;

(h) In the case of an estate, the distribution by the fiduciary of the estate's entire interest in the Company; or

(i) Transfer of a Member's entire Membership Interest to one or more Members or to one or more Transferees together with the acceptance of the Transferees as Substitute Members.

11.2 Withdrawal. A Member may not voluntarily withdraw from the Company. Any attempted withdrawal shall be a material breach of this Agreement, unless such withdrawal is with the consent of the Members, and shall result in the Member being deemed a Transferee.

11.3 Expulsion. A Member may be expelled from the Company upon a determination by the Members that the Member has been guilty of wrongful conduct that adversely and materially affects the business or affairs of the Company, or has willfully and persistently committed a material breach of the Articles or this Agreement, or otherwise breached a duty owed to the Company or the other Members, to the extent that it is not reasonably practicable to carry on the business or affairs of the Company with the Member. An expelled Member shall be treated as having withdrawn from the Company on the date of the expulsion determination and withdrawn in breach of this Agreement.

11.4 Rights upon Cessation. In the event that any Person ceases to be a Member for any reason other than that set forth in Section 11.1(i), the following shall apply:

(a) The Person shall be treated as a Transferee from the date of Cessation until such time as the Person has received all distributions to which the Person is or may be due under this Agreement; provided, however, that, if the Cessation is caused by the death of the Person or the entry of an order by a court of competent jurisdiction adjudicating the Person incompetent to

manage the Person's person or estate, the Person's personal representative, guardian, conservator, or other legal representative may exercise the rights the Person had as a Member for the purpose of settling the Person's estate or administering the Person's property, including the right to make Permitted Transfers. (For purposes of Permitted Transfers, the transferor shall be deemed to be the Person and not such Person's legal representative.)

(b) If the Cessation is a Dissolution Event and the business and affairs of the Company are wound up under Article 12, the Person shall be entitled to participate in the winding up of the Company to the same extent as any Member except that any distributions to which the Person would have been entitled shall be reduced by the damages sustained by the Company as a result of the Dissolution and winding up.

ARTICLE 12

DISSOLUTION AND WINDING UP

12.1 Covenant Not to Cause Dissolution. Except as otherwise permitted by this Agreement, each Member hereby covenants and agrees not to take any voluntary action that would cause the Company to dissolve and notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event.

12.2 Dissolution Events. The Company shall dissolve and commence winding up and liquidating upon the first to occur of any of the following Dissolution Events:

(a) The sale of all or substantially all of the Property;

(b) The vote of the Members to dissolve, wind up, and liquidate the Company;

(c) The happening of any other event that makes it unlawful, impossible, or impractical to carry on the business of the Company; or

(d) A Deadlock of the Members.

Notwithstanding anything in the Act to the contrary and except for the events which may cause judicial and administrative dissolution, the foregoing events are the exclusive events which may cause the Company to dissolve.

12.3 Winding Up. Upon the occurrence of a Dissolution Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs. To the extent not inconsistent with the foregoing, all obligations in this Agreement shall continue in full force and effect until such time as the Company Property has been distributed pursuant to this Section 12.3. The Members shall be responsible for overseeing the winding up and dissolution of the Company, shall take full account of the Company's liabilities and Property, shall cause the Company Property to be liquidated as promptly as is consistent with obtaining the fair value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed in the following order:

(a) First, to the payment and discharge of all of the Company's debts and liabilities to creditors other than Members;

(b) Second, to the payment and discharge of all of the Company's debts and liabilities to Member creditors; and

(c) The balance, if any, to the holders of the Membership Units in accordance with their Capital Accounts attributable thereto, after giving effect to all Contributions, distributions and allocations for all periods.

12.4 Rights of Members. Except as otherwise provided in this Agreement,

(a) Each Member shall look solely to the assets of the Company for the return of Contributions and shall have no right or power to demand or receive property other than cash from the Company, and

(b) No Member shall have priority over any other Member as to the return of Contributions, distributions, or allocations.

12.5 Notice of Dissolution. In the event a Dissolution Event occurs or an event occurs that would result in a dissolution of the Company, the Members shall, within 30 days thereafter, provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as determined in the discretion of the Members) and shall publish notice thereof in a newspaper of general circulation in each place in which the Company regularly conducts business (as determined in the discretion of the Members).

ARTICLE 13

TAXES

13.1 Elections. The Members may make any tax elections for the Company allowed under the Code or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company, including elections:

(a) To adjust the basis of Company Property pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of interests in the Company and Company distributions;

(b) With the consent of the Members, to extend the statute of limitations for assessment of tax deficiencies against Members with respect to adjustments to the Company's federal, state, or local tax returns; and

(c) To the extent provided in Code Sections 6221 through 6231, to represent the Company or the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Members in their capacities as Members, and to file any tax returns and to execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with

respect to such tax matters or otherwise affect the rights of the Company and the Members.

13.2 Taxes of Taxing Jurisdictions. To the extent that the laws of any taxing jurisdiction require, each Member requested to do so by the Members will submit an agreement indicating that the Member will make timely income tax payments to the taxing jurisdiction and that the Member accepts personal jurisdiction of the taxing jurisdiction with regard to the collection of income taxes attributable to the Member's income, and interest and penalties assessed on such income. If the Member fails to provide such agreement, the Company may withhold and pay over to such taxing jurisdiction the amount of tax, penalty, and interest determined under the laws of the taxing jurisdiction with respect to such income. Any such payments with respect to the income of a Member shall be treated as a distribution for purposes of Article 8. The Members may, where permitted by the rules of any taxing jurisdiction, file a composite, combined, or aggregate tax return reflecting the income of the Company and pay the tax, interest, and penalties of some or all of the Members on such income to the taxing jurisdiction, in which case the Company shall inform the Members of the amount of such tax interest and penalties so paid.

ARTICLE 14

BOOKS, RECORDS AND ACCOUNTINGS

14.1 Books and Records. At the expense of the Company, the Members shall maintain records and accounts of all operations and expenditures of the Company. At a minimum, the Company shall keep at its principal place of business the following records:

(a) A current list of the full name and last known business, residence, or mailing address of each Member, both past and present;

(b) A copy of the Articles and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(d) Copies of the Company's currently effective written operating agreement and all amendments thereto, copies of any writings permitted or required under the Act, and copies of any financial statements of the Company for the three most recent years;

(e) Minutes of every meeting of the Members and any written consents obtained from the Members for actions taken without a meeting; and

(f) A statement prepared and certified as accurate by the Members which describes the amount of cash and a description and statement of the agreed value of other Property or consideration contributed by each Member and which each Member has agreed to contribute in the future, the times at which or events on the occurrence of which any additional Contributions agreed to be made by each Member are to be made, and, if agreed upon, the time at which or the events on the occurrence of which the Company is dissolved and its affairs wound up.

ARTICLE 15

AMENDMENT

15.1 Generally. This Agreement may be amended, restated, or modified from time to time only by a written instrument adopted by the Members. No Member shall have any vested rights in this Agreement which may not be modified through an amendment to this Agreement.

ARTICLE 16

MISCELLANEOUS

16.1 Application of Washington Law. This Agreement shall be governed exclusively by its terms and by the laws of Washington.

16.2 Construction. The Members have each participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if

drafted jointly by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "including" or "include" shall mean including without limitation. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

16.3 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

16.4 Execution of Additional Instruments. Each Member agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

16.5 Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement.

16.6 Heirs, Successors, and Assigns. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their heirs, representatives, successors, and assigns.

16.7 Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the Person or to an executive officer of the Person to whom the same is directed or, if sent by registered or certified mail, postage and charges prepaid,

addressed to the Person's and/or Company's address, as appropriate, which is set forth in this Agreement. Notices or other communications may also be given by facsimile or electronic mail, provided that the Person to be given notice by such means has provided the Company the Person's facsimile number or electronic mail address, as the case may be. Except as otherwise provided herein, any such notice shall be deemed to be given on the earliest of (a) the date of personal delivery, (b) three Business Days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid, (c) the date of receipt of confirmation of transmission by facsimile, or (d) the date of delivery of electronic mail to the recipient's internet service provider without notice of failure in transmission. The address to which notices or other communications shall be mailed and a party's facsimile number or electronic mail address may be changed by a party from time to time by giving 10 days prior written notice thereof to the Company.

16.8 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

16.9 Severability. If any provision of this Agreement shall be invalid, illegal, or unenforceable to any extent, the provision shall be construed so as to be enforceable to the fullest extent possible, and the remainder of this Agreement shall not be affected and shall be enforceable.

16.10 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not constitute a waiver of such provision, and no waiver of any provision shall be deemed, or constitute, a waiver of any other provision, whether or not similar, nor constitute a continuing waiver unless it is expressly stated so in writing.

16.11 Arbitration. If any controversy or claim arising out of this Agreement or the parties' relationship cannot be settled, the controversy or claim shall be settled by arbitration. The parties shall submit any dispute to a single arbitrator for decision. The arbitration shall be conducted procedurally in accordance with RCW Chapter 7.04A. Judgment on the award may be entered in any court having jurisdiction. Nothing herein, however, shall prevent a Member or the Company from resort to a court of competent jurisdiction in those instances where injunctive relief may be appropriate or for purposes of expelling a Member.

16.12 Entire Agreement. This Agreement and any other document to be furnished pursuant to the provisions hereof embody the entire agreement and understanding of the parties hereto as to the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings other than those expressly set forth.

[TO VIEW EXHIBITS, VIEW FULL DOCUMENT ONLINE AT:
https://portofskamania.org/wrbiomass/more-information/]

APPENDIX E: ADMISSIONS AGREEMENT

This Admission Agreement ("Agreement") is made as of ________________, 20___, by and between Wind River Biomass Utility, LLC, a Washington limited liability company (the Company), and ____________ (the Purchaser). Certain capitalized terms used herein and not defined in this Agreement shall have the meanings ascribed to them in the Operating Agreement of the Company, by and among the Company and the members identified therein, as amended from time to time (the "Operating Agreement").

1. Contribution; Issuance of Membership Interests.

(a) Purchaser Initial Contribution. Upon the terms and conditions set forth in this Agreement, as an initial capital contribution, the Purchaser hereby agrees to contribute $________ to the Company, due ________, 20___.

(b) Issuance of Membership Units. In consideration for the Purchasers Initial Contribution and the Purchasers willingness to enter into the Operating Agreement, upon the terms and subject to the conditions set forth in this Agreement, the Company shall issue to the Purchaser, upon receipt of each contribution installment, an amount of Membership Units equal to a ___% Voting Ratio.

2. Representations of the Purchaser. In connection with the Initial Contribution and issuance of the Units, the Purchaser hereby represents and warrants to the Company as follows:

(a) The Purchaser understands that (i) the Units have not been registered under the Securities Act, nor qualified under the securities laws of any other jurisdiction, (ii) the Units cannot be resold unless they are subsequently registered under the Securities Act and qualified under applicable state securities laws, unless the Company determines that exemptions from such registration and qualification requirements are available, and (iii) except as otherwise set forth in the Operating Agreement, the Purchaser has no right to require such registration or qualification;

(b) The Units to be acquired by the Purchaser pursuant to this Agreement will be acquired for such Purchaser's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the Units will not be disposed of in contravention of the Securities Act or any applicable state securities laws;

(c) The Purchaser either (i) has a preexisting personal or business relationship with the Company or its principals or (ii) has substantial knowledge and experience in financial and business matters, has specific experience making investment decisions of a similar nature, and is capable, without the use of a financial advisor, of utilizing and analyzing the information made available in connection with the acquisition of the Units and of evaluating the merits and risks of an investment in the Units and protecting the Purchasers own interests in connection with this transaction. The Purchaser will provide the Company, upon request, with such information concerning any prior investment experience, business or professional experience and other information as the Company may reasonably request to further evaluate the foregoing representations;

(d) The Purchaser has carefully reviewed and understands the risks of, and other

considerations relating to, an investment in the Units;

(e) The Purchaser is able to bear the economic risk of such Purchaser's investment in the Units for an indefinite period of time because the Units have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available and are subject to additional restrictions as provided herein;

(f) The Purchaser has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Units and has had full access to such other information concerning the Company as the Purchaser has requested. Without limiting the generality of the foregoing, the Purchaser has been provided with copies of the Operating Agreement and has had an opportunity to review and ask questions and receive satisfactory answers concerning the terms and conditions of such Operating Agreement;

(g) The Purchaser is a resident and domiciliary of the state or other jurisdiction hereinafter set forth opposite the Purchasers signature and the Purchaser has no present intention of becoming a resident of any other state or jurisdiction. If the Purchaser is a resident and domiciliary of a state that requires the Company to ascertain certain other information regarding the Purchaser, the Company may attach a page to this Agreement containing additional representations required by such state to be made by the Purchaser in connection with the Purchasers investment in the Units, and by signing this Agreement, the Purchaser shall be deemed to have made such additional representations to the Company; and

(h) The Purchaser has not received and is not relying upon any written literature other than the Operating Agreement, and has not received and is not relying upon any oral representations which are in any manner inconsistent with the written information contained therein.

3. Representations of the Company. In connection with the Initial Contribution and issuance of the Units, the Company hereby represents and warrants to the Purchaser as follows:

(a) Organization, Good Standing and Qualification. The Company is a limited liability company duly formed, validly existing and in good standing under the laws

of the State of Washington and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted. The Company has all requisite power and authority to enter into this Agreement, to issue the Units hereunder and to carry out and perform its obligations under the terms of this Agreement. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify would have a material adverse effect on its business, properties, operations, assets, or condition (financially or otherwise), as presently conducted.

(b) Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any other corporation, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

(c) Authorization. All action on the part of the Company, its officers, and Members necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization and issuance of the Units has been taken. Without limiting the generality of the immediately preceding sentence, the execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization and issuance of the Units have, after full disclosure of the material facts of such transactions, been approved by the Members, who determined, in good faith, that the transactions contemplated by this Agreement are fair, just and reasonable to the Company. This Agreement, when executed and delivered, will constitute, and is, a valid and legally binding obligation of the Company, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors rights; (ii) as limited by general principles of equity that restrict the availability of equitable remedies; and (iii) to the extent that the enforceability of any indemnification provisions, if applicable, of this Agreement may be limited by applicable laws.

(d) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement. The Company currently holds, or is in the process of applying for and

expects to receive, all licenses, permits, franchises, registrations and qualifications which may be required to conduct its business, and all such licenses, permits, franchises, registrations and qualifications are valid and in full force and effect, except as would not, individually or in the aggregate, have a material adverse effect on the Company's business, properties, operations, assets or condition (financial or otherwise).

(e) Litigation. There is no action, suit, proceeding or investigation pending or currently threatened against the Company that questions the validity of this Agreement or the right of the Company to enter into it, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in any material adverse changes in the business, properties, operation, assets, condition or affairs of the Company, financially or otherwise, or any change in the current equity ownership of the Company, nor is the Company aware that there is any basis for the foregoing. There is no action, suit, proceeding or investigation by the Company currently pending or which the Company intends to initiate.

4. Acknowledgments and Agreements.

(a) The Purchaser acknowledges and agrees that: (i) the Company is entering into this Agreement in reliance upon the Purchaser's representations and warranties herein; and (ii) all information which the Purchaser has provided to the Company concerning the Purchaser including, without limitation, the Purchasers financial position and knowledge of and experience with financial and business matters is correct and complete as of the date of this Agreement, and if there should be any material change in such information prior to the closing of this offering, the Purchaser will immediately provide the Company with such information.

(b) The Company acknowledges and agrees that: (i) the Purchaser is entering into this Agreement in reliance upon the Company's representations and warranties herein; and (ii) all information which the Company has provided to the Purchaser concerning the Company including, without limitation, the Company's financial position, business and other matters is correct and complete as of the date of this Agreement, and if there should be any material change in such information prior to the closing of this offering, the Company will immediately provide the Purchaser with such information.

(c) The Company and the Purchaser acknowledge and agree that this Agreement has been executed and delivered, and the Units have been issued hereunder, in connection with and as a part of the Purchasers willingness to enter into the Operating Agreement.

5. Agreement to the Operating Agreement. The Purchaser acknowledges and agrees that the Units are being issued pursuant to, and are subject in all respects to, this Agreement and the Operating Agreement, the terms and conditions of which are incorporated herein as if set forth fully herein. The Purchaser acknowledges and agrees to all the terms and conditions of this Agreement and the Operating Agreement, including the co-sale rights, right of first option, rights of first refusal, restrictions on transfer and any other provisions which may be set forth in the Operating Agreement. The Purchaser is aware that the Purchaser has no right to require registration of the Units and must bear the economic risk of an illiquid investment. The Purchaser is also aware of and familiar with the provisions of the Operating Agreement relating to the management of the Company and the provisions regarding the selection of members as a Managing Members.

6. Transfer Restrictions. The Purchaser shall hold the Units subject to the transfer restrictions contained in Article 10 of the Operating Agreement and the terms of this Agreement.

7. Securities Law Restrictions and Other Restrictions on Transfer of Membership Units.

(a) The Purchaser is advised that federal and state securities laws govern and restrict the Purchaser's right to offer, sell or otherwise dispose of the Units unless the Purchaser's offer, sale or other disposition thereof is registered under the Securities Act and state securities laws, or in the opinion of the Company's counsel, such offer, sale or other disposition is exempt from registration or qualification thereunder. The Purchaser agrees that the Purchaser will not offer, sell or otherwise dispose of the Units in any manner which would: (i) require the Company to file any registration statement with the Securities and Exchange Commission (or any similar filing under state law) or to amend or supplement any such filing or (ii) violate or cause the Company to violate the Securities Act, the rules and regulations promulgated thereunder or any other state or federal law. The certificates for the Units, if any, will bear the legends required by subparagraph

(b) below.

(b) The certificate, if any, representing the Units will bear the following legend and such other legends as the Company deems necessary or desirable in connection with the Securities Act or other rules, regulations or laws:

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. UNITS MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF REGISTRATION UNDER SAID ACT AND THE RULES AND REGULATIONS THEREUNDER AND ALL APPLICABLE STATE SECURITIES OR ABLUE SKY LAWS OR AN EXEMPTION THEREFROM UNDER SAID ACT AND ALL APPLICABLE STATE SECURITIES OR ABLUE SKY LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY IS OBTAINED TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SAID ACT AND ALL APPLICABLE STATE SECURITIES OR ABLUE SKY LAWS.

(c) Notwithstanding any other provision contained herein, the Company may refuse to register any transfer of the Units if the registration of such transfer would require the Company to register any other class of membership interest with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (except in connection with an effective registration statement under the Securities Act).

8. Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given and made and served either by personal delivery to the person for whom it is intended or if deposited, postage prepaid, registered or certified mail, return receipt requested, in the United States mail:

If to the Company:

Wind River Biomass Utility, LLC PO Box 658 Stevenson, WA 98648

If to the Purchaser, addressed to the Purchaser at the address shown in the records of the Company, or at such other address as the Purchaser may specify by written notice to the Company.

9. Miscellaneous.

(a) Upon its acceptance by the Company, this Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and the Purchaser and the Purchaser's respective executors or administrators, personal representatives, heirs, legatees and distributees.

(b) This Agreement shall be governed by and construed in accordance with the local law, and not the law of conflicts, of the State of Washington.

(c) In any conflict between the terms and provisions of this Agreement and the terms and provisions of the Operating Agreement, the terms and provisions of the Operating Agreement shall govern.

(d) No course of dealing or any delay or failure to exercise any right, power or remedy hereunder on the party of any party hereto shall operate as a waiver of or otherwise prejudice such party's rights, powers or remedies.

(e) This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

(f) Notwithstanding anything in this Agreement, the Company shall not be obligated to issue or sell any Units to any Person if, in the judgment of the Company's counsel, such issuance or sale may violate federal or applicable state securities laws or regulations or may require the Company to register or qualify any such Units under any federal or state securities laws, or require the Company or any of its agents or representatives to register or qualify with any governmental agency or organization, pursuant to such laws or regulations.

11. Certification as to Taxpayer Identification Number and Backup Withholding and Non-Foreign Status-Substitute Form W-9; Social Security or Tax ID Number. Under penalties of perjury, the Purchaser certifies by the Purchaser's signature below that (a) the number shown on this form is the Purchaser's correct taxpayer identification number; and (b) the Purchaser is not subject to backup withholding because (i) the Purchaser is exempt from backup withholding, (ii) the Purchaser has not been notified that the Purchaser is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the Internal Revenue Service has notified the Purchaser that the Purchaser is no longer subject to backup

withholding.

IF THE PURCHASER HAS BEEN NOTIFIED BY THE IRS THAT THE PURCHASER IS PRESENTLY SUBJECT TO BACKUP WITHHOLDING, STRIKE OUT THE LANGUAGE UNDER (b) ABOVE BEFORE SIGNING.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

COMPANY:

Wind River Biomass Utility, LLC, a Washington limited liability company

By:______________________________ Name: _____________________________________

Title: ____

PURCHASER:

____ (Printed name)

____ Social Security or Tax ID #

______________________________ Residence Street Address

______________________________ City and State Zip

______________________________ Residence Telephone

______________________________ Business Name

______________________________ Business Address

______________________________ City and State Zip

______________________________ Business Telephone

Mail Correspondence to: □ Residence □ Business